Manulife Reports Second Quarter 2025 Results
TSX/NYSE/PSE: MFC  SEHK: 945                                                      C$ unless otherwise stated
TORONTO, ON – August 6, 2025 – Manulife Financial Corporation (“Manulife” or the “Company”) reported its second quarter results for the period ended June 30, 2025, delivering continued strong momentum in new business growth and strong earnings growth in our highest potential businesses.1
Key highlights for the second quarter of 2025 (“2Q25”) include:
•Core earnings2 of $1.7 billion, a 2% decrease on a constant exchange rate basis3 compared with the second quarter of 2024 (“2Q24”)
•Excluding the impact of the change in expected credit loss (“ECL”), core earnings was $1.8 billion, up 2%
from 2Q242,3
•Net income attributed to shareholders of $1.8 billion, an increase of $0.7 billion compared with 2Q24
•Core EPS4 of $0.95, up 2%3 from 2Q24. EPS of $0.98, up 88%3 from 2Q24
•Excluding the impact of the change in ECL, core EPS was $0.99, up 7% from 2Q243,4
•Core ROE4 of 15.0% and ROE of 15.6%
•LICAT ratio5 of 136%
•APE sales up 15%6, new business CSM up 37%3 and new business value (“NBV”) up 20%6 from 2Q247,8
•Global Wealth and Asset Management (“Global WAM”) net inflows6 of $0.9 billion, up from $0.1 billion in 2Q24
•Announced today the agreement to acquire a 75% stake in Comvest Credit Partners, adding US$14.7 billion9 to our Global WAM platform. The transaction is expected to close in the fourth quarter of 202510
“Our second-quarter results underscore the strength and resilience of our global franchise, as we continue to deliver high-quality growth across a diversified portfolio. All three insurance segments achieved over 30%
growth year over year in new business CSM, clear evidence of our momentum and future earnings potential.
Notably, Asia continued to generate strong APE sales and increased NBV margin sequentially.6 Global WAM further expanded its core EBITDA margin4 and delivered double-digit core earnings growth compared with the prior year quarter.7
“It’s an incredible privilege to lead Manulife and I’m energized by the passion and performance of this team.
We are building on a strong foundation and are well-positioned to navigate a dynamic macroeconomic landscape with clarity and purpose. As we write Manulife’s next chapter, I’m confident our strong commitment to customers, digital and AI-enabled solutions, will set new standards for excellence, efficiency, and sustainable growth across our global franchise.
“Investing in our high-potential businesses with strategically focused intent is critical, and I’m excited to announce our acquisition of Comvest Credit Partners, adding highly complementary and scaled capabilities in private credit, an asset-strategy that we believe will contribute to future growth across our Global Wealth and
Asset Management lines of business.”
— Phil Witherington, Manulife President & Chief Executive Officer
“While core EPS growth was dampened by headwinds related to unfavourable life insurance claims experience in the U.S. and strengthened expected credit loss provisions, the underlying fundamentals of our businesses remained robust and we are reporting strong earnings growth in Global WAM, Asia and Canada. This is supported by our continued expense discipline which drove a 3% reduction in overall core expenses compared with 2Q24.2 Book value per common share was resilient with a 5% increase year over year, and we continue buying back common shares, including $1.1 billion since the start of the year, demonstrating our steadfast commitment to enhancing shareholder value.”
— Colin Simpson, Manulife Chief Financial Officer
to

Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	2Q25	2Q24	Change[3,6]	2025	2024	Change[3,6]
Net income attributed to shareholders	$1,789	$1,042	72%	$2,274	$1,908	16%
Core earnings[7]	$1,726	$1,737	(2)%	$3,493	$3,447	(2)%
EPS ($)	$0.98	$0.52	88%	$1.23	$0.97	23%
Core EPS ($)[7]	$0.95	$0.91	2%	$1.94	$1.82	3%
ROE	15.6%	9.0%	6.6 pps	9.7%	8.5%	1.2 pps
Core ROE[7]	15.0%	15.7%	(0.7) pps	15.3%	16.0%	(0.7) pps
Book value per common share ($)	$24.90	$23.71	5%	$24.90	$23.71	5%
Adjusted BV per common share ($)[4,7]	$35.78	$33.32	7%	$35.78	$33.32	7%
Financial leverage ratio (%)[4,7]	23.6%	25.0%	(1.4) pps	23.6%	25.0%	(1.4) pps
APE sales	$2,230	$1,907	15%	$4,919	$3,790	26%
New business CSM	$882	$628	37%	$1,789	$1,286	34%
NBV[7]	$846	$691	20%	$1,753	$1,332	27%
Global WAM net flows ($ billions)[6]	$0.9	$0.1	417%	$1.4	$6.8	(80)%
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	2Q25	2Q24	Change[6]	2025	2024	Change[6]
Asia (US$)
Net income attributed to shareholders	$600	$424	44%	$1,035	$694	49%
Core earnings[7]	520	449	13%	1,012	914	10%
APE sales	1,233	920	31%	2,645	1,870	41%
New business CSM	480	349	34%	978	713	36%
NBV[7]	451	346	28%	908	669	35%
Canada
Net income attributed to shareholders	$390	$79	394%	$612	$352	74%
Core earnings	419	402	4%	793	766	4%
APE sales	345	520	(34)%	836	970	(14)%
New business CSM	100	76	32%	191	146	31%
NBV	161	159	1%	341	316	8%
U.S. (US$)
Net income attributed to shareholders	$26	$98	(73)%	$(371)	$18	-%
Core earnings	141	303	(53)%	392	638	(39)%
APE sales	130	93	40%	250	206	21%
New business CSM	86	54	59%	156	126	24%
NBV	46	41	12%	94	78	21%
Global WAM
Net income attributed to shareholders	$482	$350	36%	$925	$715	25%
Core earnings[7]	463	386	19%	917	735	22%
Gross flows ($ billions)[6]	43.8	41.4	5%	94.1	86.9	5%
Average AUMA ($ billions)[6]	1,005	933	7%	1,022	917	9%
Core EBITDA margin (%)	30.1%	26.3%	380 bps	29.2%	25.9%	330 bps

Strategic Highlights
We are embedding AI across our business, accelerating our journey to become a Digital, Customer Leader and earning the top spot for AI maturity in our industry
In Global WAM, we launched an AI-powered sales enablement solution in U.S. Retirement, delivering real-time insights and personalized content to enhance our sales operation and productivity, improve our sales close ratio, and drive revenue growth. This doubled the number of sales opportunities compared with 2Q24 and reduced the time spent on information searches by over 50%.
In Asia, we rolled out VOICE in Singapore and Japan, a multi-signal dashboard that includes call trend analysis, net sentiment scores, topic trends and deep dive insights from call center transcripts. VOICE utilizes GenAI to categorize data, find correlations, and customize insights by analyzing near real-time trends from customer interactions. These insights help us to better understand customer sentiment and key interests, enhance services, improve training, and identify opportunities to better deliver value to our customers.
In the U.S., we launched a GenAI functionality in long-term care (“LTC”) to enhance automated claims processing to strengthen the value of our LTC business and provide insights for future innovations.
In Canada, we launched an end-to-end digital travel insurance platform that modernizes the distributor experience and simplifies the purchasing process for Canadians and their families.
We were ranked first in the life insurance sector for AI maturity in the inaugural Evident AI Index for Insurance11, ranking in the top five across the insurance industry overall. Our strong performance, particularly around
Leadership and Transparency, is a testament to the multi-year investments in AI across the Company, reflecting our capability in scaling AI effectively.
We continue to strengthen our distribution capabilities and expand product offerings to meet evolving customer needs
In Asia, we demonstrated the strength of our agency force with a 23% year-over-year increase in the number of
Million Dollar Round Table (“MDRT”) members for Manulife Asia, positioning us as the third largest globally in 2025
MDRT membership.12
In addition, we became the first international life insurer to establish an office in the Dubai International Financial
Centre13 dedicated to advising on and offering life insurance contracts to high-net-worth (“HNW”) customers. This strategic move deepens our presence in the Middle East and enhances our ability to address the growing wealth and protection needs of HNW and ultra-HNW individuals in the region.
In Global WAM, we continued to deliver comprehensive investment solutions by expanding our Global Retail product lineup with the launch of a diversified real assets strategy in Malaysia to help investors navigate market volatility. In addition, we introduced four new actively managed ETF series in Canada, enhancing access to diversified equity and fixed income exposures, to meet evolving investor needs.
Furthermore, we enhanced the Manulife iFUNDS platform, making it the first integrated digital wealth solution in
Singapore that offers advisors a unified view of clients’ Unit Trust and Investment-Linked Plan (“ILP”) holdings. By integrating these into a single platform and incorporating AI-powered ILP analytics capabilities, the enhancements streamline portfolio oversight, accelerate transaction execution, and empower advisors to deliver more personalized and insightful financial guidance.
In Canada, we partnered with Maven Clinic, the world’s largest virtual clinic for women’s and family health14, to offer eligible Group Benefits members 24/7 virtual access to personalized support during some of their most important stages of life, including fertility, maternity, parenting, and menopause. This initiative addresses critical care gaps that impact women’s health and workforce participation.
In the U.S., we expanded our wholesaling team to pursue more targeted growth strategies and accelerate our penetration within the U.S. HNW and mass affluent markets.

Resilient earnings with strong contributions from Global WAM and Asia15
Core earnings of $1.7 billion in 2Q25, down 2% from 2Q24
Core earnings decreased as strong business growth in Global WAM, Asia and Canada was offset by unfavourable life insurance claims experience in the U.S. and strengthened ECL provisions.
•Asia core earnings increased 13%, reflecting continued business growth, favourable claims experience and improved impact of new business, partially offset by strengthened ECL provisions.
•Global WAM core earnings increased 19%, driven by higher net fee income from favourable market impacts over the past 12 months and positive net flows, higher performance fees and continued expense discipline, partially offset by the impact of lower fee spreads and higher taxes.
•Canada core earnings were up 4%, as business growth in Group Insurance and higher investment spreads more than offset the impacts of a release in ECL provision in 2Q24 and the RGA Canadian universal life reinsurance transaction.16
•U.S. core earnings decreased 53%, reflecting unfavourable life insurance claims experience, lower investment spreads and strengthened ECL provisions.
•Corporate and Other core earnings improved by $12 million, primarily driven by lower long-term incentive compensation.
Net Income attributed to shareholders of $1.8 billion in 2Q25, $0.7 billion higher compared with 2Q24
The $0.7 billion increase in net income was driven by improved market experience. The net gain from market experience in 2Q25 reflects higher-than-expected returns on public equities and gains from derivatives and hedge accounting ineffectiveness, partially offset by lower-than-expected returns on alternative long-duration assets, mainly related to real estate and private equity investments.
Continued momentum in insurance new business results and positive net flows in Global WAM
APE sales, new business CSM and NBV increased 15%, 37% and 20%, respectively, reflecting continued
sales momentum and margin expansions
•Asia continued to generate strong growth in APE sales, new business CSM and NBV, with a year-over-year increase of 31%, 34% and 28%, respectively, reflecting higher sales volumes in Hong Kong and Asia Other.17
NBV margin of 40.0% was approximately in line with the prior year quarter and increased sequentially.
•In Canada, APE sales decreased 34%, as strong participating life insurance sales were more than offset by the non-recurrence of a large-case Group Insurance sale in 2Q24. These sales results, combined with a more favourable product mix, drove a 1% increase in NBV. New business CSM increased 32%, reflecting the strong sales growth in Individual Insurance.
•U.S. delivered strong new business growth this quarter, increasing APE sales, new business CSM and NBV by
40%, 59% and 12%, respectively, reflecting continued demand for our accumulation insurance products.
Global WAM net inflows of $0.9 billion in 2Q25, $0.8 billion higher compared with net inflows of $0.1 billion in 2Q24
•Retirement net inflows of $2.0 billion in 2Q25 increased compared with net outflows of $1.3 billion in 2Q24, reflecting higher retirement plan sales across all geographies and a large-case retirement plan redemption in the U.S. in 2Q24.
•Retail net outflows of $3.2 billion in 2Q25 increased compared with net outflows of $0.1 billion in 2Q24, driven by lower net sales through third-party intermediaries in North America and in money markets funds in mainland
China. This is partially offset by higher net sales through our retail wealth platform.
•Institutional Asset Management net inflows of $2.1 billion in 2Q25 increased compared with net inflows of $1.4 billion in 2Q24, driven by lower redemptions in fixed income mandates, partially offset by higher redemptions in equity mandates.
New business growth continued to drive higher organic CSM and CSM balance
CSM18 was $22,316 million as at June 30, 2025
CSM increased $189 million compared with December 31, 2024. Organic CSM movement contributed $1,162 million of the increase for the first half of 2025, representing an 11%6 growth on an annualized basis, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was a decrease of $973 million for the same period, primarily driven by the impacts of changes in foreign currency exchange rates. Post-tax CSM net of
NCI2 was $18,527 million as at June 30, 2025.

(1)Highest potential businesses include Asia segment, Global Wealth and Asset Management, Canada group benefits and North American behavioural insurance products.
(2)Core earnings, core earnings excluding the impact of the change in ECL, core expenses and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures”
below and in our 2Q25 Management’s Discussion and Analysis (“2Q25 MD&A”).
(3)Percentage growth/declines in core earnings, core earnings excluding the impact of the change in ECL, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), core EPS excluding the impact of the change in ECL, new business contractual service margin net of NCI (“new business CSM”), and net income attributed to shareholders are stated on a constant exchange rate basis and are non-GAAP ratios.
(4)Core EPS, core EPS excluding the impact of the change in ECL, core ROE, core EBITDA margin, financial leverage ratio and adjusted book value per common share (“adjusted BV per common share”) are non-GAAP ratios.
(5)Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2025. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.
(6)For more information on annualized premium equivalent (“APE”) sales, new business value (“NBV”), net flows, gross flows, average asset under management and administration (“average AUMA”) and new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” below. In this news release, percentage growth/decline in APE sales, NBV, net flows, gross flows, average AUMA and organic CSM are stated on a constant exchange rate basis.
(7)2024 quarterly and year-to-date core earnings, NBV, core EPS, core ROE, adjusted BV per common share, and financial leverage ratio have been updated to align with the presentation of Global Minimum Taxes (“GMT”) in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 2Q25 MD&A for more information.
(8)Refers to “Results at a Glance” for 2Q25 and 2Q24 results.
(9)Includes Comvest fee paying AUM of US$11 billion and Comvest committed capital of US$3.7 billion.
(10)Subject to customary closing conditions and approvals. See “Caution regarding forward-looking statements” below. See the press release announcing the acquisition for further details on the transaction and Comvest Credit Partners.
(11)The Evident AI Index for Insurance assesses AI maturity across 30 of the most prominent insurance companies in North America and Europe, measuring progress across four key categories: Talent, Innovation, Leadership, and Transparency.
(12)Announced in July 2025, based on 2024 new business sales.
(13)The Dubai International Financial Centre is a special economic zone in Dubai designed to facilitate financial and business activities in the Middle East, Africa and
South Asia region.
(14)Maven Clinic, Meet Maven, 2024.
(15)See section A1 “Profitability” in our 2Q25 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
(16)The reinsurance transaction with RGA Life Reinsurance Company of Canada (“RGA Canadian Reinsurance Transaction”) closed April 1, 2024.
(17)Asia Other excludes Hong Kong and Japan.
(18)Net of non-controlling interests (“NCI”).
Earnings Results Conference Call
Manulife will host a conference call and live webcast on its Second Quarter 2025 results on August 7, 2025, at
8:00 a.m. (ET). To access the conference call, dial 1-800-806-5484 or 1-416-340-2217 (Passcode: 8528599#).
Please call in 15 minutes before the scheduled start time. You will be required to provide your name and organization to the operator. You may access the webcast at https://www.manulife.com/en/investors/results-and-
reports.
The archived webcast will be available following the call at the same URL as above. A replay of the call will also be available until September 6, 2025, by dialing 1-800-408-3053 or 1-905-694-9451 (Passcode: 1098664#).
The Second Quarter 2025 Statistical Information Package is also available on the Manulife website at https://
www.manulife.com/en/investors/results-and-reports.
This earnings news release should be read in conjunction with the Company’s Second Quarter 2025 Report to
Shareholders, including our unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2025, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which is available on our website at https://www.manulife.com/
en/investors/results-and-reports.html. The Company’s 2Q25 MD&A and additional information relating to the
Company is available on the SEDAR+ website at https://www.sedarplus.ca and on the U.S. Securities and
Exchange Commission’s (“SEC”) website at https://www.sec.gov.
Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries	Investor Relations
Fiona McLean	Derek Theobalds
(437) 441-7491	(416) 254-1774
fiona_mclean@manulife.com	derek_theobalds@manulife.com

Earnings
The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:

	Quarterly Results			YTD Results
($ millions)	2Q25	1Q25	2Q24	2025	2024
Core earnings(1)
Asia	$720	$705	$616	$1,425	$1,242
Canada	419	374	402	793	766
U.S.	194	361	415	555	867
Global Wealth and Asset Management	463	454	386	917	735
Corporate and Other	(70)	(127)	(82)	(197)	(163)
Total core earnings	$1,726	$1,767	$1,737	$3,493	$3,447
Items excluded from core earnings
Market experience gains (losses)	113	(1,332)	(665)	(1,219)	(1,444)
Restructuring charge	-	-	-	-	-
Reinsurance transactions, tax-related items and other(1)	(50)	50	(30)	-	(95)
Net income attributed to shareholders	$1,789	$485	$1,042	$2,274	$1,908
(1)2024 quarterly and year-to-date core earnings by segment, and 1Q24 total core earnings have been updated to align with the presentation of GMT in 2025, with a corresponding offset in items excluded from core earnings. See section A7 “Global Minimum Tax (GMT)” in our 2Q25 MD&A for more information.
Global Minimum Taxes (“GMT”)
On June 20, 2024, the Canadian government passed the Global Minimum Tax Act into law. Canada’s GMT is applied retroactively to fiscal periods commencing on or after December 31, 2023. As additional local jurisdictions are expected to enact the GMT in 2025, GMT is now recognized in net income in the reporting segments whose earnings are subject to this tax. GMT is reported in both core earnings and items excluded from core earnings in line with our definition of core earnings in section E3 “Non-GAAP and Other Financial Measures” of the 2Q25
MD&A.
To improve the comparability of results between 2025 and 2024, we have updated certain 2024 non-GAAP and other financial measures to reflect the impact of GMT, including quarterly core earnings, core ROE, core EPS, financial leverage ratio, adjusted book value per common share, new business value, and post-tax CSM net of
NCI. For further information and a complete list of the impacted financial measures, please see section A7 “Global
Minimum Taxes (GMT)” of the 2Q25 MD&A, which is incorporated by reference.
Non-GAAP and other financial measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial
Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses.
This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial
Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); core earnings excluding the impact of the change in
ECL; core earnings available to common shareholders excluding the impact of the change in ECL; core earnings available to common shareholders; core earnings before interest, taxes, depreciation and amortization (“core
EBITDA”); core expenses; adjusted book value; post-tax contractual service margin; post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); assets under management (“AUM”); and core revenue. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and common shareholders’ net income.
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); diluted core earnings per common share excluding the impact of the change in ECL
(“core EPS excluding the impact of the change in ECL”); expense efficiency ratio; adjusted book value per common share; financial leverage ratio; core EBITDA margin; and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; diluted earnings per common share (“EPS”), CSM, and new business CSM.
Other specified financial measures include NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); NBV margin; and percentage growth/decline in these foregoing specified financial measures. In addition, explanations of the components of the CSM movement, other than the new business CSM were provided in the 2Q25 MD&A.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 2Q25 MD&A, which is incorporated by reference.
Reconciliation of core earnings to net income attributed to shareholders – 2Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,092	$526	$31	$575	$37	$2,261
Income tax (expenses) recoveries
Core earnings	(94)	(110)	(37)	(89)	32	(298)
Items excluded from core earnings	(55)	(5)	42	(4)	(18)	(40)
Income tax (expenses) recoveries	(149)	(115)	5	(93)	14	(338)
Net income (post-tax)	943	411	36	482	51	1,923
Less: Net income (post-tax) attributed to
Non-controlling interests	49	-	-	-	-	49
Participating policyholders	64	21	-	-	-	85
Net income (loss) attributed to shareholders (post- tax)	830	390	36	482	51	1,789
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	161	(27)	(158)	16	121	113
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(51)	(2)	-	3	-	(50)
Core earnings (post-tax)	$720	$419	$194	$463	$(70)	$1,726
Income tax on core earnings (see above)	94	110	37	89	(32)	298
Core earnings (pre-tax)	$814	$529	$231	$552	$(102)	$2,024
Core earnings, CER basis and U.S. dollars – 2Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$720	$419	$194	$463	$(70)	$1,726
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$720	$419	$194	$463	$(70)	$1,726
Income tax on core earnings, CER basis(2)	94	110	37	89	(32)	298
Core earnings, CER basis (pre-tax)	$814	$529	$231	$552	$(102)	$2,024
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$520		$141
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$520		$141
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q25.

Reconciliation of core earnings to net income attributed to shareholders – 1Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$870	$305	$(731)	$528	$(273)	$699
Income tax (expenses) recoveries
Core earnings	(101)	(89)	(84)	(86)	29	(331)
Items excluded from core earnings	(30)	30	246	2	7	255
Income tax (expenses) recoveries	(131)	(59)	162	(84)	36	(76)
Net income (post-tax)	739	246	(569)	444	(237)	623
Less: Net income (post-tax) attributed to
Non-controlling interests	67	-	-	1	(2)	66
Participating policyholders	48	24	-	-	-	72
Net income (loss) attributed to shareholders (post- tax)	624	222	(569)	443	(235)	485
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(77)	(152)	(930)	(11)	(162)	(1,332)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(4)	-	-	-	54	50
Core earnings (post-tax)	$705	$374	$361	$454	$(127)	$1,767
Income tax on core earnings (see above)	101	89	84	86	(29)	331
Core earnings (pre-tax)	$806	$463	$445	$540	$(156)	$2,098
Core earnings, CER basis and U.S. dollars – 1Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$705	$374	$361	$454	$(127)	$1,767
CER adjustment(1)	(16)	-	(13)	(11)	-	(40)
Core earnings, CER basis (post-tax)	$689	$374	$348	$443	$(127)	$1,727
Income tax on core earnings, CER basis(2)	99	89	81	84	(29)	324
Core earnings, CER basis (pre-tax)	$788	$463	$429	$527	$(156)	$2,051
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$492		$251
CER adjustment US $(1)	6		-
Core earnings, CER basis (post-tax), US $	$498		$251
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 1Q25.

Reconciliation of core earnings to net income attributed to shareholders – 2Q24(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$763	$141	$156	$383	$(59)	$1,384
Income tax (expenses) recoveries
Core earnings	(95)	(107)	(95)	(59)	36	(320)
Items excluded from core earnings	(20)	68	74	27	(81)	68
Income tax (expenses) recoveries	(115)	(39)	(21)	(32)	(45)	(252)
Net income (post-tax)	648	102	135	351	(104)	1,132
Less: Net income (post-tax) attributed to
Non-controlling interests	38	-	-	1	-	39
Participating policyholders	28	23	-	-	-	51
Net income (loss) attributed to shareholders (post- tax)	582	79	135	350	(104)	1,042
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(58)	(364)	(280)	(7)	44	(665)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	24	41	-	(29)	(66)	(30)
Core earnings (post-tax)	$616	$402	$415	$386	$(82)	$1,737
Income tax on core earnings (see above)	95	107	95	59	(36)	320
Core earnings (pre-tax)	$711	$509	$510	$445	$(118)	$2,057
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” in our 2Q25 MD&A for more information.
Core earnings, CER basis and U.S. dollars – 2Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$616	$402	$415	$386	$(82)	$1,737
CER adjustment(1)	19	-	4	3	-	26
Core earnings, CER basis (post-tax)	$635	$402	$419	$389	$(82)	$1,763
Income tax on core earnings, CER basis(2)	96	107	97	59	(36)	323
Core earnings, CER basis (pre-tax)	$731	$509	$516	$448	$(118)	$2,086
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$449		$303
CER adjustment US $(1)	10		-
Core earnings, CER basis (post-tax), US $	$459		$303
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 2Q24.

Reconciliation of core earnings to net income attributed to shareholders – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,962	$831	$(700)	$1,103	$(236)	$2,960
Income tax (expenses) recoveries
Core earnings	(195)	(199)	(121)	(175)	61	(629)
Items excluded from core earnings	(85)	25	288	(2)	(11)	215
Income tax (expenses) recoveries	(280)	(174)	167	(177)	50	(414)
Net income (post-tax)	1,682	657	(533)	926	(186)	2,546
Less: Net income (post-tax) attributed to
Non-controlling interests	116	-	-	1	(2)	115
Participating policyholders	112	45	-	-	-	157
Net income (loss) attributed to shareholders (post- tax)	1,454	612	(533)	925	(184)	2,274
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	84	(179)	(1,088)	5	(41)	(1,219)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(55)	(2)	-	3	54	-
Core earnings (post-tax)	$1,425	$793	$555	$917	$(197)	$3,493
Income tax on core earnings (see above)	195	199	121	175	(61)	629
Core earnings (pre-tax)	$1,620	$992	$676	$1,092	$(258)	$4,122
Core earnings, CER basis and U.S. dollars – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,425	$793	$555	$917	$(197)	$3,493
CER adjustment(1)	(16)	-	(13)	(11)	-	(40)
Core earnings, CER basis (post-tax)	$1,409	$793	$542	$906	$(197)	$3,453
Income tax on core earnings, CER basis(2)	193	199	118	173	(61)	622
Core earnings, CER basis (pre-tax)	$1,602	$992	$660	$1,079	$(258)	$4,075
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,012		$392
CER adjustment US $(1)	6		-
Core earnings, CER basis (post-tax), US $	$1,018		$392
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the respective quarters that make up 2025 year-to-date core earnings.

Reconciliation of core earnings to net income attributed to shareholders – YTD 2024(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,357	$522	$2	$809	$(54)	$2,636
Income tax (expenses) recoveries
Core earnings	(193)	(198)	(198)	(125)	64	(650)
Items excluded from core earnings	(72)	76	223	32	(141)	118
Income tax (expenses) recoveries	(265)	(122)	25	(93)	(77)	(532)
Net income (post-tax)	1,092	400	27	716	(131)	2,104
Less: Net income (post-tax) attributed to
Non-controlling interests	93	-	-	1	-	94
Participating policyholders	54	48	-	-	-	102
Net income (loss) attributed to shareholders (post- tax)	945	352	27	715	(131)	1,908
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(308)	(455)	(814)	(1)	134	(1,444)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	11	41	(26)	(19)	(102)	(95)
Core earnings (post-tax)	$1,242	$766	$867	$735	$(163)	$3,447
Income tax on core earnings (see above)	193	198	198	125	(64)	650
Core earnings (pre-tax)	$1,435	$964	$1,065	$860	$(227)	$4,097
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” in our 2Q25 MD&A for more information.
Core earnings, CER basis and U.S. dollars – YTD 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,242	$766	$867	$735	$(163)	$3,447
CER adjustment(1)	38	-	16	10	1	65
Core earnings, CER basis (post-tax)	$1,280	$766	$883	$745	$(162)	$3,512
Income tax on core earnings, CER basis(2)	197	198	202	126	(63)	660
Core earnings, CER basis (pre-tax)	$1,477	$964	$1,085	$871	$(225)	$4,172
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$914		$638
CER adjustment US $(1)	11		-
Core earnings, CER basis (post-tax), US $	$925		$638
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the respective quarters that make up 2024 year-to-date core earnings.
Core earnings available to common shareholders(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Core earnings	$1,726	$1,767	$1,907	$1,828	$1,737	$3,493	$3,447	$7,182
Less: Preferred share dividends and other equity distributions	103	57	101	56	99	160	154	311
Core earnings available to common shareholders	1,623	1,710	1,806	1,772	1,638	3,333	3,293	6,871
CER adjustment(2)	-	(40)	(9)	23	26	(40)	65	79
Core earnings available to common shareholders, CER basis	$1,623	$1,670	$1,797	$1,795	$1,664	$3,293	$3,358	$6,950
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025.
(2)The impact of updating foreign exchange rates to which was used in 2Q25.

Core ROE(1)
($ millions, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Core earnings available to common shareholders	$1,623	$1,710	$1,806	$1,772	$1,638	$3,333	$3,293	$6,871
Annualized core earnings available to common shareholders (post-tax)	$6,510	$6,935	$7,185	$7,049	$6,588	$6,721	$6,622	$6,871
Average common shareholders’ equity (see below)	$43,448	$44,394	$43,613	$42,609	$41,947	$43,921	$41,466	$42,288
Core ROE (annualized) (%)	15.0%	15.6%	16.5%	16.6%	15.7%	15.3%	16.0%	16.2%
Average common shareholders’ equity
Total shareholders’ and other equity	$49,080	$51,135	$50,972	$49,573	$48,965	$49,080	$48,965	$50,972
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$42,420	$44,475	$44,312	$42,913	$42,305	$42,420	$42,305	$44,312
Average common shareholders’ equity	$43,448	$44,394	$43,613	$42,609	$41,947	$43,921	$41,466	$42,288
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 2Q25 MD&A for more information.
CSM and post-tax CSM information(1)
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
CSM	$23,722	$23,713	$23,425	$22,213	$21,760
Less: CSM for NCI	1,406	1,417	1,298	1,283	1,002
CSM, net of NCI	$22,316	$22,296	$22,127	$20,930	$20,758
CER adjustment(2)	-	(737)	(582)	50	277
CSM, net of NCI, CER basis	$22,316	$21,559	$21,545	$20,980	$21,035
CSM by segment
Asia	$15,786	$15,904	$15,540	$14,715	$13,456
Asia NCI	1,406	1,417	1,298	1,283	1,002
Canada	4,133	4,052	4,109	4,036	3,769
U.S.	2,386	2,329	2,468	2,171	3,522
Corporate and Other	11	11	10	8	11
CSM	$23,722	$23,713	$23,425	$22,213	$21,760
CSM, CER adjustment(2)
Asia	$-	$(617)	$(453)	$30	$288
Asia NCI	-	(55)	(40)	(14)	17
Canada	-	-	-	-	-
U.S.	-	(121)	(128)	20	(12)
Corporate and Other	-	-	-	-	-
Total	$-	$(793)	$(621)	$36	$293
CSM, CER basis
Asia	$15,786	$15,287	$15,087	$14,745	$13,744
Asia NCI	1,406	1,362	1,258	1,269	1,019
Canada	4,133	4,052	4,109	4,036	3,769
U.S.	2,386	2,208	2,340	2,191	3,510
Corporate and Other	11	11	10	8	11
Total CSM, CER basis	$23,722	$22,920	$22,804	$22,249	$22,053
Post-tax CSM
CSM	$23,722	$23,713	$23,425	$22,213	$21,760
Marginal tax rate on CSM	(3,940)	(3,929)	(3,928)	(3,719)	(3,718)
Post-tax CSM	$19,782	$19,784	$19,497	$18,494	$18,042
CSM, net of NCI	$22,316	$22,296	$22,127	$20,930	$20,758
Marginal tax rate on CSM net of NCI	(3,789)	(3,772)	(3,774)	(3,566)	(3,608)
Post-tax CSM net of NCI	$18,527	$18,524	$18,353	$17,364	$17,150
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 2Q25 MD&A for more information.
(2)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 2Q25.

New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
New business CSM
Hong Kong	$286	$316	$299	$254	$200	$602	$368	$921
Japan	74	81	66	86	90	155	138	290
Asia Other(2)	303	318	221	253	188	621	463	937
International High Net Worth								187
Mainland China								270
Singapore								391
Vietnam								17
Other Emerging Markets								72
Asia	663	715	586	593	478	1,378	969	2,148
Canada	100	91	116	95	76	191	146	357
U.S.	119	101	140	71	74	220	171	382
Total new business CSM	$882	$907	$842	$759	$628	$1,789	$1,286	$2,887
New business CSM, CER adjustment(3)
Hong Kong	-	$(11)	$(3)	$4	$1	(11)	$6	$6
Japan	-	2	3	5	9	2	11	19
Asia Other(2)	-	(6)	(1)	5	6	(6)	15	20
International High Net Worth								2
Mainland China								2
Singapore								15
Vietnam								(1)
Other Emerging Markets								2
Asia	-	(15)	(1)	14	16	(15)	32	45
Canada	-	-	-	-	-	-	-	(1)
U.S.	-	(4)	(1)	1	1	(4)	4	3
Total new business CSM	$-	$(19)	$(2)	$15	$17	$(19)	$36	$47
New business CSM, CER basis
Hong Kong	$286	$305	$296	$258	$201	$591	$374	$927
Japan	74	83	69	91	99	157	149	309
Asia Other(2)	303	312	220	258	194	615	478	957
International High Net Worth								189
Mainland China								272
Singapore								406
Vietnam								16
Other Emerging Markets								74
Asia	663	700	585	607	494	1,363	1,001	2,193
Canada	100	91	116	95	76	191	146	356
U.S.	119	97	139	72	75	216	175	385
Total new business CSM, CER basis	$882	$888	$840	$774	$645	$1,770	$1,322	$2,934
(1)New business CSM is net of NCI.
(2)New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the
Philippines, Malaysia, Thailand, Cambodia and Myanmar.
(3)The impact of updating foreign exchange rates to that which was used in 2Q25.

Net income financial measures on a CER basis
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Net income (loss) attributed to shareholders:
Asia	$830	$624	$583	$827	$582	$1,454	$945	$2,355
Canada	390	222	439	430	79	612	352	1,221
U.S.	36	(569)	103	5	135	(533)	27	135
Global WAM	482	443	384	498	350	925	715	1,597
Corporate and Other	51	(235)	129	79	(104)	(184)	(131)	77
Total net income (loss) attributed to shareholders	1,789	485	1,638	1,839	1,042	2,274	1,908	5,385
Preferred share dividends and other equity distributions	(103)	(57)	(101)	(56)	(99)	(160)	(154)	(311)
Common shareholders’ net income (loss)	$1,686	$428	$1,537	$1,783	$943	$2,114	$1,754	$5,074
CER adjustment(1)
Asia	$-	$(33)	$(9)	$8	$(6)	$(33)	$9	$8
Canada	-	1	(4)	(1)	2	1	6	2
U.S.	-	19	(3)	2	1	19	9	8
Global WAM	-	(16)	(4)	4	4	(16)	11	11
Corporate and Other	-	5	(1)	(3)	(3)	5	(7)	(12)
Total net income (loss) attributed to shareholders	-	(24)	(21)	10	(2)	(24)	28	17
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$(24)	$(21)	$10	$(2)	$(24)	$28	$17
Net income (loss) attributed to shareholders, CER basis
Asia	$830	$591	$574	$835	$576	$1,421	$954	$2,363
Canada	390	223	435	429	81	613	358	1,223
U.S.	36	(550)	100	7	136	(514)	36	143
Global WAM	482	427	380	502	354	909	726	1,608
Corporate and Other	51	(230)	128	76	(107)	(179)	(138)	65
Total net income (loss) attributed to shareholders, CER basis	1,789	461	1,617	1,849	1,040	2,250	1,936	5,402
Preferred share dividends and other equity distributions, CER basis	(103)	(57)	(101)	(56)	(99)	(160)	(154)	(311)
Common shareholders' net income (loss), CER basis	$1,686	$404	$1,516	$1,793	$941	$2,090	$1,782	$5,091
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$600	$435	$417	$606	$424	$1,035	$694	$1,717
CER adjustment, US $(1)	-	(8)	(2)	(3)	(7)	(8)	(5)	(10)
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$600	$427	$415	$603	$417	$1,027	$689	$1,707
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,789	$485	$1,638	$1,839	$1,042	$2,274	$1,908	$5,385
Tax on net income attributed to shareholders	307	47	388	229	238	354	485	1,102
Net income (loss) attributed to shareholders (pre-tax)	2,096	532	2,026	2,068	1,280	2,628	2,393	6,487
CER adjustment(1)	-	(3)	1	23	24	(3)	31	56
Net income (loss) attributed to shareholders (pre-tax), CER basis	$2,096	$529	$2,027	$2,091	$1,304	$2,625	$2,424	$6,543
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.
Adjusted book value(1)
($ millions)

As at	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
($ millions)
Common shareholders’ equity	$42,420	$44,475	$44,312	$42,913	$42,305
Post-tax CSM, net of NCI	18,527	18,524	18,353	17,364	17,150
Adjusted book value	$60,947	$62,999	$62,665	$60,277	$59,455
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 2Q25 MD&A for more information.

Reconciliation of Global WAM core earnings to core EBITDA
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Global WAM core earnings (post-tax)	$463	$454	$459	$479	$386	$917	$735	$1,673
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	89	86	83	26	59	175	125	234
Amortization of deferred acquisition costs and other depreciation	51	46	49	48	49	97	91	188
Amortization of deferred sales commissions	20	22	20	19	19	42	39	78
Core EBITDA	$623	$608	$611	$572	$513	$1,231	$990	$2,173
CER adjustment(1)	-	(15)	(5)	7	3	(15)	12	14
Core EBITDA, CER basis	$623	$593	$606	$579	$516	$1,216	$1,002	$2,187
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
Core EBITDA margin and core revenue
($ millions, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Core EBITDA margin
Core EBITDA	$623	$608	$611	$572	$513	$1,231	$990	$2,173
Core revenue	$2,069	$2,140	$2,140	$2,055	$1,948	$4,209	$3,821	$8,016
Core EBITDA margin	30.1%	28.4%	28.6%	27.8%	26.3%	29.2%	25.9%	27.1%
Global WAM core revenue
Other revenue per financial statements	$1,851	$1,986	$2,003	$1,928	$1,849	$3,837	$3,657	$7,588
Less: Other revenue in segments other than Global WAM	(48)	11	(2)	53	40	(37)	98	149
Other revenue in Global WAM (fee income)	$1,899	$1,975	$2,005	$1,875	$1,809	$3,874	$3,559	$7,439
Investment income per financial statements	$4,740	$4,234	$5,250	$4,487	$4,261	$8,974	$8,512	$18,249
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	2,377	(992)	(622)	1,730	564	1,385	1,102	2,210
Total investment income	7,117	3,242	4,628	6,217	4,825	10,359	9,614	20,459
Less: Investment income in segments other than Global WAM	6,924	3,089	4,550	5,991	4,687	10,013	9,336	19,877
Investment income in Global WAM	$193	$153	$78	$226	$138	$346	$278	$582
Total other revenue and investment income in Global WAM	$2,092	$2,128	$2,083	$2,101	$1,947	$4,220	$3,837	$8,021
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	20	(14)	(28)	33	(9)	6	(1)	4
Revenue related to integration and acquisitions	3	2	(29)	13	8	5	17	1
Global WAM core revenue	$2,069	$2,140	$2,140	$2,055	$1,948	$4,209	$3,821	$8,016

Core earnings excluding the change in ECL
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

For the three months ended June 30,	2025	2024
Core earnings	$1,726	$1,737
Less: (Increase) recovery in the ECL(1)	(83)	(4)
Core earnings, excluding change in ECL	1,809	1,741
CER adjustment(2)	-	26
Core earnings, excluding change in ECL, CER basis	$1,809	$1,767
(1)2Q24 excludes the change in ECL related to the RGA Canadian Reinsurance Transaction.
(2)The impact of updating foreign exchange rates to that which was used in 2Q25.
Core earnings available to common shareholders excluding the change in ECL
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

For the three months ended June 30,	2025	2024
Core earnings available to common shareholders	$1,623	$1,638
Less: (Increase) recovery in the ECL(1)	(83)	(4)
Core earnings available to common shareholders, excluding change in ECL	1,706	1,642
CER adjustment(2)	-	26
Core earnings available to common shareholders, excluding change in ECL, CER basis	$1,706	$1,668
(1)2Q24 excludes the change in ECL related to the RGA Canadian Reinsurance transaction.
(2)The impact of updating foreign exchange rates to that which was used in 2Q25.
Core expenses
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Core expenses
General expenses – Statements of Income	$1,140	$1,202	$1,328	$1,204	$1,225	$2,342	$2,327	$4,859
Directly attributable acquisition expense for contracts measured using the PAA method(1)	40	42	43	36	39	82	77	156
Directly attributable maintenance expense(1)	514	532	517	509	509	1,046	1,048	2,074
Total expenses	1,694	1,776	1,888	1,749	1,773	3,470	3,452	7,089
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	67	25	-	-	-	92
Integration and acquisition	-	-	-	-	57	-	57	57
Legal provisions and Other expenses	5	-	24	8	3	5	9	41
Total	5	-	91	33	60	5	66	190
Core expenses	$1,689	$1,776	$1,797	$1,716	$1,713	$3,465	$3,386	$6,899
CER adjustment(2)	-	(29)	(5)	15	19	(29)	47	58
Core expenses, CER basis	$1,689	$1,747	$1,792	$1,731	$1,732	$3,436	$3,433	$6,957
Total expenses	$1,694	$1,776	$1,888	$1,749	$1,773	$3,470	$3,452	$7,089
CER adjustment(2)	-	(30)	(5)	15	20	(30)	48	58
Total expenses, CER basis	$1,694	$1,746	$1,883	$1,764	$1,793	$3,440	$3,500	$7,147
(1)Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)The impact of updating foreign exchange rates to that which was used in 2Q25.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S.
Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our ability to achieve our medium-term financial and operating targets, continued share buybacks, Comvest’s expected contribution to our future growth, the expected timing of the closing of the Comvest acquisition and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”,
“estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and
“endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to:
general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements;
our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses;
the realization of losses arising from the sale of investments classified fair value through other comprehensive income;
our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations;
the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our inability to withdraw cash from subsidiaries; the timing to close the Comvest acquisition and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including
Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk
Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and
Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and
Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, and in the “Risk
Management” note to the Consolidated Financial Statements in our most recent annual and interim reports, as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.